
CHERRY COLA
CHERRY COLA
Whiskey
PATRIOT
LIGHT WHISKEY
5% ALCOHOL BY VOLUME
CHERRY COLA

INVEST IN **PATRIOT HARD SELTZER**

Premium whiskey seltzer that celebrates America and honors veterans, first responders and nurses.

patriotseltzer.com Chesapeake, VA

B2B | Alcohol & Vice | Food & Beverage | B2C | Brewery

Highlights

1. Demand in 100+ retail accounts across New Jersey.
2. 10,000+ followers and demonstrated traction on social media.
3. Strategic partnership with nationally recognized Retired Navy SEAL Lt. Jason Redman.
4. Young and ambitious CEO and COO with media and technical communication backgrounds.
5. 5% ABV Seltzer with Light Whiskey Base.
6. 5% of profit will be donated to non-profits benefitting vets, police, firefighters, medical workers.
7. First beverage in the RTD/seltzer segment to feature heroes on cans and tell their stories.

Featured Investor



Chris Cockrille
Syndicate Lead

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Invested $10,000 ⓘ

Chris is the owner of Operation Innovation, LLC, a holding company overseeing ventures in the ATM industry, hard money lending, real estate, and professional stock trading. As an active investor, he is also a syndicate lead for Patriot Hard Seltzer.

"When I first came across Patriot Hard Seltzer, I saw something more than just another brand in a crowded market. This startup embodies a unique approach to an increasingly popular product by combining a strong sense of mission with a distinct product offering. I'm excited to support their vision because they're not just aiming to create a beverage—they're building a brand that reflects values I personally stand by. As a Navy NSW veteran, I appreciate the grit and determination it takes to break into an industry and thrive. The founders of Patriot Hard Seltzer bring that same drive to their work, and I'm confident they have the right team and the right approach to stand out. Their partnership with Jason Redman, someone I respect immensely, further solidified my belief that this is a team capable of delivering something special. For me, this investment isn't just about financial return. It's about supporting a brand that shares a commitment to excellence, innovation, and authenticity. Patriot Hard Seltzer has the potential to disrupt the market with a product that's crafted with care, and I'm eager to be part of their journey from the ground up. I believe in their mission, their product, and their team. That's why I'm investing in Patriot Hard Seltzer, and I'm excited to see where this venture takes us."

Our Team



Justin Bayless CEO

Justin is an expert in creating video and photo content to grow brands, tell stories, and market products. His passion and entrepreneurial drive for building brands has led him to co-found and take the role of CEO for Patriot Hard Seltzer.



Brandon Zarzecki COO

Digital marketing manager at a luxury auto group, where he creates engaging social media campaigns for brands like Porsche and Mercedes-Benz. He is passionate about building brands and the American dream.



Jason Redman VP of Marketing

Experienced Founder with a demonstrated history of working in leadership and management consulting industry. Skilled in Leadership, Team Building, Crisis Management, Emergency Management, Intelligence, and Operational Planning.

Become a Part Owner in "America's Seltzer"

The story of Patriot is the story of America and innovation. Two co-founders, Justin and Brandon, met in college at James Madison University while studying media, marketing, and communications. Neither of them had served, but they had family members across the board who served in various capacities from military, to first responders, to nurses. Giving back and showing support to these groups they termed "The Backbone of America" was of the utmost importance in any endeavor they embarked on. The hard seltzer industry was the perfect opportunity to dive into a market where they saw many voids waiting to be filled, and thus Patriot was born, and Justin and Brandon set out on a mission to craft "The Taste of Freedom."

You see, these founders noticed a large, glaring truth about the current industry. All of the hard seltzer brands are doing the EXACT same thing. They've all got bright white cans, with fruity and tropical flavors. Every single one of them. While this is clearly working and the market is booming, they're absolutely leaning more towards feminine marketing tactics, and appealing to what women would be looking for in a beverage. This is where Justin and Brandon saw opportunity. By and large, they observed that the men were either completely avoiding these seltzers altogether and sticking with traditional beers, or they were embarrassed to be seen drinking what is clearly a more feminine beverage. So with that reality becoming more and more apparent, the boys set out to craft something that would appeal to both men and women, young or old, from all walks of life. Something that celebrated America, it's rich history, and our everyday heroes that walk among us.

Design choices such as a matte black can, whiskey as a base alcohol, and Patriotic branding established the product as something that stood out as being different and unique among a sea of boring competitors that all look alike. As they were building the brand, Justin and Brandon connected with Former Navy SEAL Lt. Jason Redman who immediately was drawn to the philanthropic nature of the company. Lt. Redman has an amazing story of overcoming adversity after being severely wounded in Iraq, and rising back to become a motivational speaker and NYT Best-Selling author. He has evolved into the VP of Marketing role and is helping the brand expand their audience and reach into new demographics.

Together, the three of them are now on a mission to launch Patriot Hard Seltzer to the masses, creating a new staple in the American beverage industry, while simultaneously giving back to hardworking, patriotic Americans. They will be setting up funds to give back a portion of proceeds to "The Backbone of America" (military/veterans, firefighters, police/law enforcement, nurses/EMS) once profitable. Due to the massive demand they've already seen through social media and sponsored events, they anticipate being available in 100+ retail accounts upon launching in New Jersey in October. With your help, and through this campaign, they hope to expand their presence and bring Patriot into one or more additional states in the near future. Join us in revolutionizing the beverage industry with "The Taste of Freedom."


PATRIOT
HARD SELTZER
The Taste of Freedom

Seltzer brands have all been taking the same approach

- Vodka or Malt Base
- White Cans
- Fruity/Tropical Flavors
- Feminine Appeal



TRULY
WILD BERRY
WHITE CLAW
HARD SELTZER
TRULY
GRAPEFRUIT
WHITE CLAW
HARD SELTZER

Consumers are looking to support American companies with traditional values

ORIGIN
MADE IN THE USA

BLACK RIFLE COFFEE COMPANY

Chaads
CLOTHING


PATRIOT

Patriot is a premium **whiskey hard seltzer** for freedom loving Americans.

- 4 Flavors
- Whiskey base
- Philanthropic focus

Where can we get it???

need to see if they got that in a store near me

Come down to South Jersey next time!

I wish I had been able to get down to south Jersey for me of your events!! I'd have taken a picture, tried the seltzer, bought the seltzer and told everyone else to do the same!!

Just found out they sell them in Byram ShopRite I know where I'm going after work!!!

Strong social media presence and engagement


PATRIOT
PATRIOT
PATRIOT
PATRIOT

OVER 10,000 ORGANIC FOLLOWERS AND A NETWORK OF OVER 250K

Where can a brother buy patriot

I live in Jersey! What store location you guys at?

I love merica, come to the liquor store by me in NJ

Where are you in NJ!! We here want FREEEEEEEEEEDDDOOOOOOOOOMMMMMMM!!!

Jersey??? Where at i want some

whiskey hard seltzer? I actually do want to try this

Oorah gonna have to pick up a case of some Patriotism

Where in NJ was this? I'd buy a case easily



Strategic partnership with Retired Navy SEAL Jason Redman

- Author of NYT Best-Selling books “The Trident” and “Overcome”
- Highly demanded motivational keynote speaker
- Engaged following of over 250K on social media platforms
- Performance and Mindset Coach

Viral marketing strategy focused on engaging content, strategic partnerships, and philanthropy



Celebrating heroes that make up the core backbone of America

- MILITARY
- LAW ENFORCEMENT
- FIREFIGHTERS
- EMERGENCY SERVICES
- NURSES



POLICE

A popular choice among customers since launching October 2024

- 50+ ACCOUNTS AND QUICKLY GROWING
- PARTNERSHIPS WITH TOTAL WINE, BOURBON STREET, JOE CANAL'S, BUY RITE, AND OTHER CHAINS
- 700+ CASES SOLD
- 1/3 OF RETAILERS RE-ORDERED WITHIN THE FIRST MONTH OF RECEIVING PRODUCT



CASES SOLD
300
225
150
75
0
Launch
October
November
December
January


35 years of combined experience across the business industries of marketing, management, and operations
JUSTIN BAYLESS
CEO
BRANDON ZARZECKI
COO
JASON REDMAN
COO

Downloads

Patriot Seltzer Pitch Deck Jan. 2025.pdf